FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: April 13, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

Toronto Stock Exchange: G	Toronto Stock Exchange: WRM
New York Stock Exchange: GG	American Stock Exchange: WHT

Wheaton Shareholders Approve Plan of
Arrangement to Complete Merger with Goldcorp

Vancouver, British Columbia: April 13, 2005 – Wheaton River Minerals Ltd. (TSX: WRM) (AMEX: WHT) is pleased to announce that its shareholders approved the proposed plan of arrangement so that Goldcorp Inc. (TSX: G) (NYSE: GG) can acquire all of the outstanding Wheaton shares not tendered to the Goldcorp offer, which expired on February 28, 2005.

The plan of arrangement was approved by 99.9% of the votes cast by shareholders voting and the arrangement is expected to close on April 15, 2005.

It is expected that Wheaton shares and Wheaton warrants will be delisted from the TSX and the AMEX at the end of the day on April 15, 2005.  The Goldcorp shares to be issued under the plan of arrangement, replace the Wheaton shares on the basis of 0.25 of a Goldcorp share for each Wheaton share.

Goldcorp Series A, B and C warrants will be issued under the plan of arrangement  to replace the existing Wheaton Series A, B and Common Share Purchase warrants, respectively.  All three series of warrants are expected to begin trading at market open on the Toronto Stock Exchange, Monday, April 18, 2005, and the Goldcorp Series A and Series C Warrants are expected to begin trading on the NYSE at the same time.

The warrant trading symbols and terms are summarized as follows:

Former Symbols	Terms	New Symbols	Terms
TSX		TSX
WRM.WT	1 wt + C$1.65, Expiry 5/30/07	G.WT.C	4 wts + C$6.60, Expiry 5/30/07
WRM.WT.A	1 wt + C$1.65, Expiry 5/30/07	G.WT.A	4 wts + C$6.60, Expiry 5/30/07
WRM.WT.B	1 wt + C$3.10, Expiry 8/25/08	G.WT. B	4 wts + C$12.40, Expiry 8/25/08
AMEX		NYSE
WHT.WS	1 wt + C$1.65, Expiry 5/30/07	GG.WS.C	4 wts + C$6.60, Expiry 5/30/07
WHT.WS.A	1 wt + C$1.65, Expiry 5/30/07	GG.WS.A	4 wts + C$6.60, Expiry 5/30/07

Note: Goldcorp has two existing warrants trading on the Toronto Stock Exchange: G.WT (1 warrant entitles the holder to purchase 2.08 shares of Goldcorp at C$10 per share, until May 13, 2009), and G.WT.U (1 warrant entitles holder to purchase 2.08 shares of Goldcorp at US$12.50 per share, until April 30, 2007).

Goldcorp is the world’s lowest cost million ounce gold producer, with 2005 gold production expected to exceed 1.1 million ounces of gold at a cash cost of less than US$60 per ounce. By 2007, gold production is expected to grow to over 1.5 million ounces.  The combined company has a strong balance sheet with approximately US$450 million in cash and equivalents, and no debt.

For further information, please contact:

Julia Hasiwar

Director, Investor Relations

Goldcorp Inc.

1560-200 Burrard Street

Vancouver, British Columbia, V6C 3L6

Telephone: 604-696-3011

Fax: (604) 696-3001

e-mail: info@goldcorp.com

website: www.goldcorp.com